

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 11, 2018

Jeffrey R. Olmstead
Chief Executive Officer
Mid-Con Energy Partners, LP
2431 East 61st Street, Suite 850
Tulsa, OK 74136

> **Re: Mid-Con Energy Partners, LP**
> **Registration Statement on Form S-3**
> **Filed May 2, 2018**
> **File No. 333-224590**

Dear Mr. Olmstead:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: William J. Cooper
       Sidley Austin LLP